EXHIBIT (H)(2)
                                  FEE AGREEMENT

This Agreement by and between Sentinel Asset Management, Inc., a Vermont general partnership located at One National Life Drive, Montpelier, VT 05604, and its affiliates ("Sentinel") and Sentinel Group Funds, Inc., a Maryland corporation, located at One National Life Drive, Montpelier, VT 05604, on behalf of the Sentinel Common Stock Fund ("Fund") is dated as of August 23, 2006.

WHEREAS, the Fund's Board of Directors ("Board") on August 23, 2006 approved the continuation of the Fund's Investment Advisory Agreement with Sentinel;

WHEREAS, in connection with the approval, Sentinel agreed to waive fees and/or reimburse expenses to cap total annual expenses of the Class A shares of the Fund for a limited period of time.

NOW THEREFORE, for good and valuable consideration, Sentinel and the Fund agree as follows:

1. Sentinel shall waive fees and/or reimburse expenses so that the total annual expenses of the Class A shares of the Fund shall not exceed 1.10% from December 19, 2006 through December 19, 2007.

2. The other Classes of shares of the Fund shall also benefit from this Agreement to the extent Sentinel waives its advisory fees to meet its commitment under this Agreement.

3. This Agreement may not be terminated prior to December 19, 2007 without approval of a majority of the Fund's Board of Directors, and Sentinel shall not be eligible to recoup any fees waived or expenses reimbursed under this Agreement.

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC.                     SENTINEL ASSET MANAGEMENT, INC.


/s/Christian W. Thwaites                       /s/ Christian W. Thwaites
------------------------                       -------------------------
Christian W. Thwaites                          Christian W. Thwaites
President & CEO                                President & CEO